SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR RESTRICTS NON-EU VOTING RIGHTS
TO PROTECT ITS EU AIRLINE LICENCES POST-BREXIT

As previously advised (https://investor.ryanair.com/brexit/) and announced by Ryanair Holdings PLC (the "Company") on 11 March 2019, the Company must take steps to ensure that it (and therefore its subsidiary EU airlines) will remain majority EU owned and controlled following Brexit. This is necessary to ensure continued compliance with the airline ownership and control requirements of EU Regulation 1008/2008.

In accordance with the resolutions passed by the Board of the Company on 8 March 2019, with effect from the date on which UK nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation 1008/2008, being 1 January 2021 (the "Effective Date"), all Ordinary Shares and Depositary Shares held by or on behalf of non-EU nationals (including UK nationals) will be treated as "Restricted Shares" (within the meaning of the Articles of Association).

Restricted Share Notices will be issued to the registered holder(s) of each Restricted Share in due course, specifying that the holder(s) of such shares shall not be entitled to attend, speak or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles of Association. Notwithstanding the powers vested in the chairman of general meetings of the Company pursuant to Article 41(J)(i) of the Articles of Association, the chairman will not vote any Restricted Shares at any meeting of the Company.

These resolutions will remain in place until the Board of the Company determines that the ownership and control of the Company is no longer such that there is any risk to the airline licences held by the Company's subsidiaries pursuant to EU Regulation 1008/2008.

For the avoidance of doubt:

●
the prohibition on non-EU nationals acquiring Ordinary Shares in the Company, as announced by the Company on 5 February 2002, continues to apply. Consequently, with effect from the Effective Date, UK nationals (like all other non-EU nationals) will not be permitted to acquire Ordinary Shares in the Company;
●
UK nationals will not be required to sell any Ordinary Shares which they owned prior to the Effective Date but such shareholders will lose the right to attend, speak or vote at any general meeting of the Company in respect of those Ordinary Shares pursuant to Article 41(J)(i) of the Company's Articles of Association; and
●
for these purposes, a non-EU national means a national of any jurisdiction which is not considered to be a "Member State" for the purposes of Article 4 of EU Regulation 1008/2008 (as amended from time to time), including the member states of the European Union, Switzerland, Norway, Iceland and Liechtenstein.

For further information please contact:

Ryanair Holdings plc, Peter Larkin, Head of Investor Relations, Tel: +353 (0) 1 945 1212

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 December, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary